UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

As previously disclosed, on August 1, 2024, VCI Global Limited (the “Company”) entered into a Share Purchase Agreement, as amended on September 23, 2024 (the “Purchase Agreement”) with Alumni Capital LP (“Alumni Capital”), a Delaware limited partnership. Pursuant to the Purchase Agreement, the Company has the right, but not the obligation to cause Alumni Capital to purchase up to $35,000,000 of our ordinary shares (the “Commitment Amount”), no par value, at the Purchase Price (defined below) during the period beginning on the execution date of the Purchase Agreement and ending on the earlier of (i) the date on which Alumni Capital has purchased $35,000,000 of our ordinary shares pursuant to the Purchase Agreement or (ii) June 30, 2025.

Pursuant to the Purchase Agreement, the “Purchase Price” means eighty-five percent (85%) of the lowest daily VWAP of the ordinary shares five business days prior to the Closing of a Purchase Notice. No Purchase Notice will be made without an effective registration statement and no Purchase Notice will be in an amount greater than $1,000,000.

The Purchase Agreement provides that the number of our ordinary shares to be sold to Alumni Capital will not exceed the number of shares that, when aggregated together with all other shares of our ordinary shares which Alumni Capital is deemed to beneficially own, would result in Alumni Capital owning more than 4.99% of our outstanding ordinary shares.

In consideration for Alumni Capital’s execution and performance under the Purchase Agreement, the Company issued to Alumni Capital a Share Purchase Warrant dated August 1, 2024 (the “Commitment Warrant”), to purchase up to a number of our ordinary shares equal to (i) 20% of the Commitment Amount less the aggregate Exercise Values of all previous partial exercises of the Commitment Warrant, divided by (ii) the Exercise Price on the date of exercise.

On December 17, 2024, we filed a prospectus supplement, dated as of December 17, 2024 (the “Prospectus Supplement”) under our registration statement on Form F-3 (File No. 333-279521), in respect of portion of the Commitment Amount and the ordinary shares underlying the Commitment Warrant. The Prospectus Supplement included certain updated disclosures regarding the Company, in particular, in the sections captioned “Prospectus Supplement Summary—Recent Developments”. In addition, the Company is filing, as exhibit 5.1 hereto, an opinion of counsel of Carey Olsen (BVI) L. P.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 17, 2024	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Carey Olsen, British Virgin Islands Counsel to the Company

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